UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

Lattice Semiconductor Corporation
(Exact name of registrant as specified in its charter)

Delaware	000-18032	93-0835214
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
111 SW Fifth Avenue, Suite 700, Portland, Oregon 97204
(Address of principal executive offices, including zip code)

Byron W. Milstead
Corporate Vice President, General Counsel & Secretary

(503) 268-8000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Lattice Semiconductor Corporation (together with its subsidiaries "Lattice") has evaluated its product lines for the year ending December 31, 2015 and determined that certain products that it contracted to manufacture contain conflict minerals as defined in the 1934 Act Release No. 34-67716.

A copy of Lattice Semiconductor Corporation's Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://www.latticesemi.com/About/CorporateSocialResponsibility.aspx

Item 1.02 Exhibit

Lattice Semiconductor Corporation has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Lattice Semiconductor Corporation
(Registrant)

By:	/s/ Byron W. Milstead	Date: May 27, 2016
Byron W. Milstead
Corporate Vice President, General Counsel & Secretary